Exhibit 99.1

RICHMONT MINES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF RICHMONT MINES INC.

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Superior Court of Québec dated October 17, 2017, a special meeting (the “Richmont Meeting”) of holders (the “Richmont Shareholders”) of shares (“Richmont Shares”) of Richmont Mines Inc. (“Richmont”) will be held at 10:00 a.m. (Eastern time) on November 16, 2017 at Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6, for the following purposes:

  to consider and, if deemed advisable, to approve, with or without variation, a special resolution (the “Richmont Arrangement Resolution”), the full text of which is attached as Error! Reference source not found. to the accompanying joint management information circular (the “Circular”) of Richmont and Alamos Gold Inc. (“Alamos”), approving the arrangement involving Richmont and Alamos (the “Arrangement”) pursuant to the arrangement agreement dated as of September 11, 2017 between Richmont and Alamos under Chapter XVI - Division II of the Business Corporations Act (Québec) (“QBCA”), all as more particularly set forth in the accompanying Circular; and

  to transact such other business as may properly come before the Richmont Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Richmont Meeting and forms part of this Notice of Special Meeting.

Completion of the proposed Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Alamos share issuance resolution by Alamos shareholders at the Alamos meeting, the approval of the Superior Court of Québec and receipt of required regulatory and stock exchange approvals.

Richmont Shareholders who are unable to attend the Richmont Meeting are requested to complete, date, sign and return the enclosed form of Richmont proxy so that as large a representation as possible may be had at the Richmont Meeting.

The board of directors of Richmont has passed a resolution to fix 5:00 p.m. (Eastern time) on October 17, 2017 as the record date for the determination of the registered holders of Richmont Shares who will be entitled to receive notice of the Richmont Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Richmont Meeting. Proxies to be used or acted upon at the Richmont Meeting must be deposited with Richmont’s transfer agent, Computershare Trust Company of Canada, by 10:00 a.m. (Eastern time) on November 14, 2017 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Richmont Meeting). The time limit for deposit of proxies may be waived or extended by the chair of the Richmont Meeting at his discretion, without notice.

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of Chapter XIV –Division I of the QBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), Richmont Shareholders have a right to demand the repurchase of their Richmont Shares in connection with the Arrangement and, if the Richmont Arrangement Resolution is passed and the Arrangement becomes effective, to be paid the fair value of their Richmont Shares (the “Dissent Rights”); provided such Richmont Shareholders exercise all of their available voting rights against the adoption and approval of the Richmont Arrangement Resolution. Dissent Rights are more particularly described in the accompanying Circular. The repurchase procedures require that a Richmont Shareholder who wishes to exercise Dissent Rights must send Richmont a written notice to inform Richmont of the Richmont Shareholder’s intention to exercise Dissent Rights (the “Dissent Notice”), which notice must be received by the Secretary of Richmont, at 161 avenue Principale, Rouyn-Noranda, Québec J9X 4P6, fax number: 819-797-0166, with a copy to Fasken Martineau DuMoulin LLP,

Stock Exchange Tower, 800 Square Victoria, Suite 3700, P.O. Box 242, Montréal, Québec, fax number: 1-514-397-7600, Attention: Alain Riendeau, by 5:00 p.m. (Montréal time) on November 14, 2017 (or 5:00 p.m. (Montréal time) on the day that is two business days immediately preceding the date that any adjourned or postponed Meeting is reconvened or held, as the case may be).

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Chapter XIV – Division I of the QBCA, as modified by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss of Dissent Rights. Persons who are beneficial owners of Richmont Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that only registered holders of Richmont Shares are entitled to exercise Dissent Rights. A holder of Richmont Shares wishing to exercise Dissent Rights may only exercise such rights with respect to all Richmont Shares held on behalf of any one beneficial holder and registered in the name of such Richmont Shareholder. The Richmont Shares are most likely global securities registered in the name of CDS & Co. with CDS & Co. as the sole registered holder of the Richmont Shares. Accordingly, a non-registered owner of Richmont Shares desiring to exercise Dissent Rights must make arrangements for the Richmont Shares beneficially owned by that holder to be registered in that holder’s name prior to the time the Dissent Notice is required to be received by Richmont or, alternatively, make arrangements for the registered holder of such Richmont Shares to exercise Dissent Rights on behalf of the holder. Note that sections 393 to 397 of the QBCA, the text of which is attached as Appendix L to the Circular, set forth special provisions which are required to be followed with respect to the exercise of Dissent Rights by non-registered holders of Richmont Shares.

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

DATED at Toronto, Ontario this 18th day of October, 2017.

By Order of the Board of Directors of Richmont Mines Inc.

(Signed) “René Marion”
Chairman of the Board of Directors